冠軍科技集團
CHAMPION TECHNOLOGY

03 NOV -6 AM 7:21



03037133

27 October 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

SUPPL

Re: Champion's File#82-3442

Kantone Holdings Limited is a subsidiary of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts.

The enclosed announcements of Champion Technology Holdings Limited and Kantone Holdings Limited are for your information.

Regards,

Shirley Ha

c.c. Emi P Mak, Citibank, N.A. (By e-mail only)

Encl.

11/12

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

2002/2003 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS *(year ended 30 June 2003)*

- Total turnover was HK$1,852 million, up 13%
- EBITDA was HK$670 million, up 19%
- Net profit was HK$191 million, up 44% *(see Financial Results below)*
- Net cash position with low gearing
- Proposed final dividend HK2.6 cents per share

SUMMARY OF GROUP RESULTS

The directors of Champion Technology Holdings Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2003 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	NOTES	**2003** *HK$'000*	**2002** *HK$'000 (restated)*	**2002** *HK$'000 (before restated)*
Turnover		1,851,848	1,633,388	1,633,388
Direct operating expenses		(936,231)	(840,396)	(840,396)
Gross profit		915,617	792,992	792,992
Gain on disposal of interest in e-commerce projects		33,723	26,213	26,213
Other operating income		42,949	31,001	30,369
Distribution costs		(54,250)	(47,184)	(47,184)
General and administrative expenses		(133,975)	(151,563)	(151,563)
Depreciation and amortisation		(402,389)	(399,680)	(399,680)
Research and development		(6,790)	(14,763)	(14,763)
Impairment losses recognised for interest in e-commerce projects		(91,661)	–	–
Impairment losses recognised for interest in telecommunications projects		(34,974)	–	–
Actuarial losses recognised		–	(66,472)	–
Other operating expenses		–	(7,053)	(7,053)
Profit from operations		268,250	163,491	229,331
Loss on disposal of subsidiaries		(752)	–	–
Finance costs		(27,335)	(31,071)	(31,071)
Profit before taxation		240,163	132,420	198,260
Taxation	2	(1,429)	(427)	(427)
Profit before minority interests		238,734	131,993	197,833
Minority interests		(47,487)	1,047	(27,263)
Net profit for the year		191,247	133,040	170,570
Dividends		27,604	23,379	23,379
Earnings per share	3			
– Basic		31.44 cents	25.06 cents	32.13 cents
– Diluted		29.41 cents	24.76 cents	31.73 cents

Notes:

1. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the consolidated cash flow statement and the introduction of the consolidated statement of changes in equity.

Under SSAP 34, the Group has determined that the transitional liability for its defined benefit plan at the date of adoption of SSAP 34 was HK$71,879,000 (of which HK$66,306,000 arose in prior year) more than the liability that would have been recognised at the same date using the previous accounting policy. This amount has been recognised immediately, taking into account of the effect of minority interests, with adjustment of approximately HK$40,706,000 and HK$265,000 to the opening balances of accumulated profits and translation reserve at 1 July 2002 respectively. The change in policy has resulted in a decrease in the net profit for the year ended 30 June 2002 of HK$37,530,000.

2. **TAXATION**

	2003 *HK$'000*	**2002** *HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
– current year	806	94
– underprovision in prior years	–	374
Taxation in other jurisdictions	475	(44)
	1,281	424
Deferred taxation	148	3
	1,429	427

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and such profit is also not subject to taxation in any other jurisdictions.

3. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 *HK$'000*	**2002** *HK$'000 (restated)*	**2002** *HK$'000 (before restated)*
Earnings for the purpose of calculating basic earnings per share	191,247	133,040	170,570
Effect of dilutive potential ordinary shares:			
Interest on convertible bonds	761	103	103
Earnings for the purpose of calculating diluted earnings per share	192,008	133,143	170,673

		Number of shares *(In '000)*	
	2003	**2002**	**2002**
Weighted average number of shares for the purpose of calculating basic earnings per share	608,256	530,919	530,919
Effect of dilutive potential ordinary shares			
Convertible bonds	43,361	3,646	3,646
Warrants	1,281	2,813	2,813
Options	–	459	459
	44,642	6,918	6,918
Weighted average number of shares for the purpose of calculating diluted earnings per share	652,898	537,837	537,837
Diluted earnings per share	29.41 cents	24.76 cents	31.73 cents

The earnings per share for the previous year has been adjusted to reflect the retrospective application of the changes in the Group's policy for retirement benefit costs.

FINAL DIVIDEND AND SCRIP DIVIDEND SCHEME

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the directors proposed a final dividend of HK2.6 cents per share for the year ended 30 June 2003 (2002: HK2.5 cents per share) to shareholders whose names appear on the register of members of the Company on 26 November 2003. Taking into account of the interim dividend of HK1.6 cents per share paid on 16 June 2003, total dividends for the year would amount to HK$27.6 million, an increase of 18 per cent over HK$23.4 million of last year.

The final dividend will be satisfied by allotment of new shares of the Company, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected that certificates for shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled thereto on or before 28 January 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economic and investment climate remained challenging throughout the year. The outbreak of war in the Middle East went almost parallel with the outbreak of SARS during the second half of our fiscal 2003. As a result, certain business activities were disrupted and new projects were pending until overseas travel resumed. Fortunately, the war was brief and SARS was under control by the end of June. By September, we basically picked up momentum again.

Financial Results

The Group recorded an audited consolidated turnover for the year ended 30 June 2003 of HK$1,852 million, an 13 percent growth compared with HK$1,633 million for the previous year. The growth in turnover was attributable to overall increase in sales, with China accounting for HK$1,434 million. SARS had interrupted some business activities, deferred some shipments, and lengthened the outstanding period of accounts receivables. However, the overall improved demand for telecommunications equipment and services still outgrew the sales of last year. Turnover from Europe increased by 25 percent to reach HK$305 million. Sales to other markets also improved 25 percent to HK$113 million.

Net profit for the year ended 30 June 2003 was HK$191 million, a 12 percent growth compared to HK$171 million (before prior year adjustment of HK$38 million due to implementation of SSAP 34), and a 44 percent growth compared with HK$133 million (restated with the adoption of SSAP 34) last year. Earnings per share was HK31.44 cents. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$670 million, compared with HK$563 million of last year, up 19%.

The adoption during the year under review of certain new and revised SSAPs (Statements of Standard Accounting Practices) issued by the Hong Kong Society of Accountants has led to a number of changes in the Group's accounting policies. In particular, the adoption of SSAP 34 by the Group's subsidiary Kantone Holdings in connection with the recognition of costs for the retirement benefit scheme of the latter has led to a prior year adjustment of HK$38 million to the Group's net profit last year, which was restated to a net profit of HK$133 million, compared to HK$171 million prior to restatement. The restatement is purely an accounting treatment. It is a non-cash item and has no effect on the financial health and performance of the Group.

The improved profitability was a result of effective cost control, improvement of gross and operating margins. Depreciation and amortisation charges of the Group's technology development, e-commerce and telecom investment projects remained steady at HK$402 million, and the impairment provision in relation to Internet-related investment and telecommunications projects were HK$92 million and HK$35 million respectively.

Review of Operations

China market remained robust contributing HK$1,434 million to the Group's total turnover for the year. The strong performance of the China market was mainly attributable to the overall increase in wireless infrastructure expenditure in China's fast-growing telecoms industry. Had it not been for SARS which had the effect of deferring some orders to post fiscal year, Group performance would have registered even stronger growth. European sales maintained steady growth. Meanwhile, sales to other markets including the U.S. had also gained momentum.

The Group's focus on customized IT solutions continued, with new business concentrating on software-enhanced wireless messaging, radio products and systems, as well as networking and internet access products and solutions for niche market segments. In terms of strategic investment, the Group announced in November 2002 an investment in 4G1 Inc., which focuses on the development of next generation mobile communications systems.

In the areas of Internet and e-commerce, the Group had continued to build its customer base and expand its service offerings through Y28 Innovations, the Group's flagship portal and Internet data center. New content channels targeted at paid subscribers have been added, and our online Yellow Pages and shopping mall are gaining a lot of traction from a diverse range of customers, resulting in increased revenue.

Kantone Holdings Limited (Kantone)

Overall performance of Kantone for the year under review was satisfactory. For the year ended 30 June 2003, Kantone recorded a turnover of HK$815 million, with a profit of HK$110 million (before adjustment of HK$66 million to its profit in connection with the adoption of SSAP 34 as described above), representing improvements of 13 percent and 74 percent respectively over the performance of last year.

Kantone continued to be the preferred supplier of mission critical communications services for the emergency and rescue service sectors, accounting for 60 percent of the UK healthcare market, and 85 percent of UK fire services. Sales to China remained on target, benefiting from the country's robust demand for telecommunications equipment and services. Sales to US also gathered momentum as Kantone was contracted to supply and install comprehensive narrowband communications systems for a chain of hospitals in the US. The status as the approved provider of onsite communications systems for the US market has opened the door to many exciting opportunities ahead.

DIGITALHONGKONG.COM (Digital HK)

Digital HK has adjusted and repositioned itself to expand its revenue base. Given the slow take-off of e-commerce in Hong Kong against a very competitive market, Digital HK has adopted a conservative approach in rolling out its business objectives. Extreme diligence was exercised in managing its resources, resulting in the postponement or revision of development plans of some projects. Nevertheless, it had continued its efforts in pursuing business in relation to e-commerce solutions, and had been contracted to develop an e-commerce platform for deployment in the China market.

Its conservative efforts have paid off, as evidenced by ten consecutive quarters and two consecutive years of profit. For the year ended 30 June 2003, Digital HK recorded a small net profit of HK$142,000 with a turnover of HK$9,642,000.

Outlook

The Directors remain optimistic about the wireless market across the board. It is estimated that the demand in China alone probably accounts for 50% of worldwide telecom growth. By 2005, the Chinese market will be double the size of the US market.

While the Group has been doing business in China for over a decade, the latest addition of five types of value-added services under the liberalization of the telecom sector within the CEPA framework has further boosted the opportunities in mobile communications and wireless services. Our technological strengths are further enhanced by our operations in Europe, particularly UK which is known for its innovation, wireless technologies, and software development.

We have made and will continue to consider making strategic business investments and alliances and acquisitions, if necessary, to gain access to key technologies that we believe will augment our existing technical capability or enable us to achieve faster time to market. We will work more closely with third party vendors and technology partners to develop more highly integrated solutions and building block products targeted towards applications in the wireless market.

Liquidity and Financial Resources

Throughout the year, the Group has maintained a net cash position. As at 30 June 2003, the Group had HK$573 million made up of deposits, bank balances, and cash. The gearing ratio at year-end was 0.17 (2002 (restated): 0.18), which calculation was based on the Group's total borrowings of HK$556 million (2002: HK$527 million) and shareholders' funds of HK$3,211 million (2002 (restated): HK$2,942 million).

Total borrowings comprise bank borrowings of HK$490 million (2002: HK$433 million); other borrowings, which represent block discounting loans of HK$22 million (2002: HK$30 million); obligations under finance leases of HK$1 million (2002: HK$2 million); and convertible bonds of HK$43 million (2002: HK$62 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the year ended 30 June 2003 amounted to HK$27 million (2002: HK$31 million).

As at 30 June 2003, certain land and buildings of the Group with a net book value of HK$10 million (2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income and expense. Management will continue to use appropriate hedging instrument for transactions with high exchange rate risk.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20 November 2003 to 26 November 2003, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 19 November 2003.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 24 October 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Champion Technology Holdings Limited (the "Company") will be held at 3rd Floor, Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong, on 26 November 2003 at 9:10 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2003.

2. To declare a final dividend of HK2.6 cents per share for the year ended 30 June 2003.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or scrip dividend scheme or similar arrangement of the Company or the exercise of the subscription rights under the share option scheme of the Company, or the warrants of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By Order of the Board
Jennifer CHEUNG Mei Ha
Company Secretary

Hong Kong, 24 October 2003

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 20 November 2003 to 26 November 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 19 November 2003.

"Please also refer to the published version of this announcement in The Standard".



KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2002/2003 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS *(year ended 30 June 2003)*

- Total turnover was HK$815 million, up 13%
- EBITDA was HK$236 million, up 158%
- Net profit was HK$110 million, up 74% *(see Financial Results below)*
- Encouraging growth of US market
- Proposed final dividend of HK0.6 cents per share

SUMMARY OF GROUP RESULTS

The directors of Kantone Holdings Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2003 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2003

	NOTES	**2003** *HK$'000*	**2002** *HK$'000 (restated)*	**2002** *HK$'000 (before restated)*
Turnover		814,735	722,360	722,360
Cost of sales		(500,497)	(469,827)	(469,827)
Gross profit		314,238	252,533	252,533
Gain on disposal of interest in e-commerce projects		33,723	17,922	17,922
Other operating income		6,688	8,283	7,651
Distribution costs		(43,558)	(42,762)	(42,762)
General and administrative expenses		(57,886)	(67,777)	(67,777)
Depreciation and amortisation		(111,585)	(79,286)	(79,286)
Research and development		(1,927)	(6,508)	(6,508)
Actuarial losses recognised		–	(66,472)	–
Impairment loss recognised for interest in e-commerce projects		(15,345)	–	–
Impairment loss recognised for investments in securities		–	(3,887)	(3,887)
Profit from operations		124,348	12,046	77,886
Gain on disposal of subsidiaries		156	–	–
Finance costs		(13,493)	(14,552)	(14,552)
Profit/(Loss) before taxation		111,011	(2,506)	63,334
Taxation	2	(661)	(72)	(72)
Profit/(Loss) before minority interests		110,350	(2,578)	63,262
Minority interests		(10)	–	–
Net profit/(loss) for the year		110,340	(2,578)	63,262
Dividends		13,326	–	–
Earnings/(Loss) per share – Basic	3	4.97 cents	(0.12) cents	2.85 cents

Notes:

1. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the consolidated cash flow statement and the introduction of the consolidated statement of changes in equity.

Under SSAP 34, the Group has determined that the transitional liability for its defined benefit plan at the date of adoption of SSAP 34 was HK$71,879,000 (of which HK$66,306,000 arose in prior year) more than the liability that would have been recognised at the same date using the previous accounting policy. This amount has been recognised immediately, with an adjustment of approximately HK$71,413,000 and HK$466,000 to the opening balances of accumulated profits and translation reserve at 1 July 2002 respectively. The change in policy has resulted in a decrease in the net profit for the year ended 30 June 2002 amounted to HK$65,840,000.

2. TAXATION

	2003 *HK$'000*	2002 *HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
– current year	36	113
– underprovision in prior years	2	–
Taxation in other jurisdictions	475	(44)
	513	69
Deferred taxation	148	3
	661	72

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and such profit is also not subject to taxation in any other jurisdictions.

3. EARNINGS (LOSS) PER SHARE

The calculation of the earnings (loss) per share is based on the net profit for the year of HK$110,340,000 (2002 (restated): net loss of HK$2,578,000) and on the weighted average of 2,220,961,752 (2002: 2,220,961,752) shares in issue throughout the year.

The loss per share for the previous year has been adjusted to reflect the retrospective application of the changes in the Group's policy for retirement benefit costs.

There was no dilution effect on earnings (loss) per share as there were no dilutive potential ordinary shares in issue in both years.

FINAL DIVIDEND AND SCRIP DIVIDEND SCHEME

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the directors proposed a final dividend of HK0.6 cents per share for the year ended 30 June 2003 (2002: nil) to shareholders whose names appear on the register of members of the Company on 26 November 2003.

The final dividend will be satisfied by allotment of new shares of the Company, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected that certificates for shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled thereto on or before 28 January 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The conditions for the telecommunications industry remained tough. China however continued to offer a bright spot. Even with SARS which seriously affected the economy as a result of travel restrictions, the impact has been manageable. Some of our orders were deferred during the months of March to June, and negotiations on new projects were stalled. Post fiscal period, the momentum has resumed and by September, we have basically returned to normal.

Financial Results

The Group recorded an audited consolidated turnover for the year ended 30 June 2003 of HK$815 million, an improvement of 13 percent over HK$722 million for the previous year. Net profit attributable to shareholders was HK$110 million, up 74 percent compared with HK$63.3 million (before prior year adjustment of HK$65.9 million due to implementation of SSAP 34) last year. With the adoption of SSAP 34, Kantone recorded a restated net loss of HK$2.6 million last year. Earnings per share for the year was HK4.97 cents (2002 (restated): loss per share of HK0.12 cents).

The adoption during the year under review of certain new and revised SSAPs (Statement of Standard Accounting Practices) issued by the Hong Kong Society of Accountants has led to a number of changes in the Group's accounting policies. In particular, the adoption of SSAP 34 in connection with the recognition of costs for the Group's retirement benefit scheme has led to a prior year adjustment of HK$65.9 million to the Group's net profit last year, which was restated to a net loss of HK$2.6 million, compared to a profit of HK$63.3 million prior to restatement. The restatement is purely an accounting treatment. It is a non-cash item and has no effect on the financial health and performance of the Group.

Gross profit increased by 24 percent to HK$314 million, a result of overall increase in sales and focus on high-margin systems and solutions. General and administrative expenses were reduced by 15 percent to HK$58 million due to effective cost control measures.

Depreciation and amortisation expenses increased by 41 percent, compared with the corresponding figure in the previous year, in line with the commencement of operation of some of the Group's new systems and networks. Distribution costs remain steady at HK$44 million. The Group's EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation) was HK$236 million, an increase of 158 percent over HK$91 million of last year.

Total sales to China during the year under review still registered a net growth of 15 percent to reach HK$526 million, compared to HK$458 million of last year. European sales improved by 8 percent to reach HK$240 million, due to a combination of increased sales and strength of both the Euro and British Pound.

Review of Operations

The Group continued to be the preferred supplier of mission critical communications services and equipment for the emergency and rescue services sectors. The budgetary constraints for IT purchases by major institutions and government departments actually helped the Group's business, as cost-effective narrowband communications infrastructure building on existing communications systems are preferred, especially in Europe and America.

During the year under review, the Group continued to make progress in tapping the US market. It was contracted to supply and install comprehensive narrowband communications systems for a chain of hospitals which has presence throughout the US. The status as the approved provider of onsite communications systems for the US market has opened the door to many exciting opportunities ahead including the emergency services sector, Department of Defence and Department of Homeland Security, where many of the radio systems within the US Federal Government will soon require upgrading or replacement.

Sales to China remained strong, benefiting from the country's robust demand for telecommunications equipment and services, which has been building up with China's accession to the WTO. At the height of SARS from March to June, business activities in China slowed down, and orders scheduled for delivery were deferred. This dragged down our financial performance, but total sales to China during the year under review still registered a net growth of 15 percent.

During the year, the Group launched its Access Integrator Messaging System (AIMS), which has been designed as a flexible messaging system capable of adding extra functionalities to existing communications systems. Featuring DECT, Messaging, TCP/IP, and Network Messaging, AIMS has been well received as it exemplifies flexibility and versatility which allows users a lot of benefits.

Outlook

The Group will continue to strengthen its position in the niche markets of providing mission critical communications systems and solutions to the emergency services and public safety sectors, as well as enhancing its value-added services such as developing customized software for location systems and integrated management.

China is widely recognized as the world's most dynamic economy today. Kantone will continue to participate actively in the growth of this market. The conclusion of CEPA (Closer Economic Partnership Arrangement) in June this year, which aims at accelerating the development of trade and investment relations between China and Hong Kong, has placed Hong Kong based companies in a particularly favourable position. We plan to leverage the cost advantages in China by expanding our facilities there for niche products and increase our investment in telecom VAS. In particular, the Group is a strong believer in the provision of higher speed, higher capacity wireless communications systems based on wireless Internet Protocol for the future, and such systems are expected to be in demand both worldwide and in the China domestic market.

Liquidity and Financial Resources

The Group continued to maintain a policy of financial prudence. As at 30 June 2003, the Group had HK$81 million made up of deposits, bank balances and cash. The gearing ratio at the year end was 0.27 (2002 (restated): 0.34), which calculation was based on the Group's total borrowings of HK$188 million (2002: HK$199 million) and shareholders' funds of HK$692 million (2002 (restated): HK$589 million).

Total borrowings comprised bank borrowings of HK$165 million (2002: 167 million); other borrowings, which represent block discounting loans, of HK$22 million (2002: HK$30 million); and obligations under finance leases of HK$1 million (2002: HK$2 million). The bank borrowings were mainly used as working capital for the operations of the Group. Finance costs for the year ended 30 June 2003 amounted to HK$13 million (2002: HK$15 million).

Taking into account its internal resources and available banking facilities, the Group has sufficient financial resources for its working capital requirement. Alternatively, given the current low interest rate environment and favourable equity market conditions, the Group may consider other means of financing most appropriate to its requirements.

As at 30 June 2003, certain land and buildings of the Group with a net book value of HK$10 million (2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income with expense. Management undertakes to continue to use appropriate hedging instrument for transactions with high exchange rate risk.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20 November 2003 to 26 November 2003, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 19 November 2003.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 24 October 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Kantone Holdings Limited (the "Company") will be held at 3rd Floor, Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong, on 26 November 2003 at 9:05 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2003.

2. To declare a final dividend of HK0.6 cents per share for the year ended 30 June 2003.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or scrip dividend scheme or similar arrangement of the Company or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By Order of the Board
Michelle CHEUNG Kei Yim
Company Secretary

Hong Kong, 24 October 2003

Principal Office:
5th Floor
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Note:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 20 November 2003 to 26 November 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 19 November 2003.

APPOINTMENT OF DIRECTOR

The Company is pleased to announce that Madam Julia Jo Tsuei, has been appointed independent non-executive director and member of the audit committee of the Company with effect from 24 October 2003.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 24 October 2003

"Please also refer to the published version of this announcement in The Standard".